SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 11 August 2020

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Board Update dated 11 August 2020

Exhibit No: 99.1

 InterContinental Hotels Group PLC
Board Update

11 August 2020 - InterContinental Hotels Group PLC ("IHG") [LON: IHG, NYSE: IHG (ADRs)] today announces that Luke Mayhew, Non-Executive Director, will be retiring from the Board of IHG.

Patrick Cescau, Non-Executive Chair, IHG, commented: "As a long-standing Non-Executive Director, Luke has shown great commitment and dedication to IHG. His passion and drive as the Designated Non-Executive Director with responsibility for workforce engagement, and prior to that as the Chair of the Remuneration Committee, have been invaluable and he has been a great asset to the Company. I would like to thank Luke for the important contribution he has made to the IHG Board over the last nine years and wish him the very best for the future."

Luke's retirement will be effective from 18 December 2020.

For further information, please contact:
Investor Relations (Stuart Ford; Matt Kay; Rakesh Patel)	+44 (0)1895 512 176	+44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham)	+44 (0)1895 512 097	+44 (0)7527 424 046

About IHG®

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™, Holiday Inn® Hotels & Resorts , Holiday Inn Express®, Holiday Inn Club Vacations®, avid™ hotels, Staybridge Suites®, Atwell Suites™, and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,900 hotels and approximately 883,000 guest rooms in more than 100 countries, with over 1,900 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. Approximately 400,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: https://www.ihgplc.com/en/news-and-media and follow us on social media at: https://twitter.com/ihgcorporate, www.facebook.com/ihgcorporate and www.linkedin.com/company/intercontinental-hotels-group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	11 August 2020